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                   October 3, 2023

       Haggai Alon
       Chief Executive Officer
       SMX (Security Matters) Public Ltd Co
       Mespil Business Centre, Mespil House
       Sussex Road, Dublin 4, Ireland

                                                        Re: SMX (Security
Matters) Public Ltd Co
                                                            Registration
Statement on Form F-1
                                                            Filed September 29,
2023
                                                            File No. 333-274774

       Dear Haggai Alon:

              This is to advise you that we have not reviewed and will not review your registration statement.

              Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Alexandra Barone at 202-551-8816 or Matthew Derby at 202-551-3334
       with any questions.




                   Sincerely,


                   Division of Corporation Finance

                   Office of Technology
       cc:                                              Stephen E. Fox